

ESTD. 2016

HAINT BLUE

BREWING COMPANY

MOBILE, ALABAMA

ANNUAL

FINANCIAL

STATEMENTS

2017 and 2016



L. BRENT McCLURE
CERTIFIED PUBLIC ACCOUNTANT • CONSULTANT

ACCOUNTANT'S COMPILATION REPORT

To Management
Haint Blue Brewing, LLC
Mobile, AL

I have compiled the accompanying balance sheet of Haint Blue Brewing, LLC as of December 31, 2017 and 2016, and the related statements of income, retained earnings, and cash flows for the years then ended. I have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or provide any assurance.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements. My responsibility is to conduct the compilation in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. The objective of a compilation is to assist management in presenting financial information in the form of financial statements without undertaking to obtain or provide any assurance that there are no material modifications that should be made to the financial statements.

L Brent McClure

L. Brent McClure, CPA, LLC

April 27th, 2018

brent@ brentmcclure.com | brentmcclure.com | 205-613-9708
202 Government Street | Mobile, AL 36602

Haint Blue Brewing Company
Balance Sheet
As of December 31, 2017 and 2016

	12/31/2017		12/31/2016	
ASSETS				
Current Assets				
Cash & Related	$	234,040	$	28,725
Prepaid Rent		4,500		4,500
Total Current Assets		**238,540**		**33,225**
Leasehold Improvement		2,000		2,000
Fixed Assets		46,333		19,431
Inventory		24,296		-
Other Assets		(51,337)		551
				-
TOTAL ASSETS	$	**259,832**	$	**55,207**
LIABILITIES AND EQUITY				
Notes Payable	$	175,547	$	125,000
Note Payable - WeFunder		267,000		-
Total Liabilities		**442,547**		**125,000**
Equity				
Capital Contribution		56,613		56,613
Retained Earnings		(239,328)		(126,406)
Total Equity		**(182,715)**		**(69,793)**
TOTAL LIABILITIES AND EQUITY	$	**259,832**	$	**55,207**

Haint Blue Brewing Company
Income Statement
Year ended December 31, 2017 and 2016

	2017	2016
Income		
Sales - Barrel Beer	$ 202,165	$ -
Sales - Bottled Beer	52,635	-
Other	10,389	-
Total Income	**265,189**	**-**
Cost Of Goods Sold	179,412	8,181
Gross Profit	**85,777**	**(8,181)**
Expenses		
Advertising/Promotional	25,034	14,283
Computer and Internet	4,441	192
Contract Labor	7,500	-
Insurance Expense	4,466	2,749
Legal & Professional Fees	35,341	11,911
Office Supplies	1,019	-
Repairs and Maintenance	2,802	-
Salaries & Wages	12,477	-
Utilities	2,565	543
Travel & Related	6,619	1,764
Other Expense	31,681	11,469
Total Expenses	**133,945**	**42,911**
Operating Income	**(48,168)**	**(51,092)**
Other Income/(Expense)		
Interest Expense	(17,754)	(314)
Depreciation Expense	-	-
Total Other Income/(Exp)	**(17,754)**	**(314)**
Net Income	**$ (65,922)**	**$ (51,406)**

Haint Blue Brewing Company
Statement of Retained Earnings
Year ended December 31, 2017 and 2016

	2017	2016
Beginning of Year	$ (69,793)	$ -
Net Income or (Loss)	(65,922)	(51,406)
Paid in Capital		56,613
Reductions	(47,000)	(75,000)
End of Year	$ (182,715)	$ (69,793)

Haint Blue Brewing Company
Statement of Cash Flows
Year ended December 31, 2017 and 2016

	2017	2016
OPERATING ACTIVITIES		
Net Income	$ (65,922)	$ (51,406)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable	15,085	-
Inventory	(24,296)	-
Other	-	(6,500)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(9,211)	(6,500)
Net cash provided by operating activities	**(75,133)**	**(57,906)**
INVESTING ACTIVITIES		
Machinery & Equipment	(26,902)	(19,431)
Other	19,972	(551)
Net cash provided by investing activities	**(6,930)**	**(19,982)**
FINANCING ACTIVITIES		
Notes Payable	50,547	125,000
WEFUNDER - Note Payable	267,000	-
Contributed Capital	-	56,613
Distributions / Other	(30,169)	(75,000)
Net cash provided by financing activities	**287,378**	**106,613**
Net cash increase for period	205,315	28,725
Cash at beginning of period	28,725	-
Cash at end of period	$ **234,040**	$ **28,725**

Haint Blue Brewing Company
Notes to the Financial Statements
December 31, 2017

SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Haint Blue Brewing, LLC (the company) is presented to assist in understanding the Company's financial statements. The financial statements are representations of the Company's management who is responsible for their integrity and objectivity.

Nature of the Businesses: Haint Blue Brewing, LLC is an Alabama corporation with one location in Mobile, AL. The company specializes in manufacturing unique craft brews to distribute to retailers and the public.

Revenue and Costs Recognition: The Company's primary source of revenue is craft beer sales and, as such, revenue is recognized when the sale occurs. The Company recognizes costs when it is incurred and expenses the costs immediately.

Property and Equipment: Property and equipment is stated on a costs basis and will be depreciated using straight line method once the assets go into service. Expenditures for major renewals and betterments that extend the life of the asset are capitalized. Expenditures that are considered repair and maintenance are expensed during the period incurred.

Use of Estimates: The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements and notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Subsequent Events: The Company had a subsequent event occur on March 29, 2018. The Company entered a note payable with Synovus Bank. This note bears interest at 5.9% and is for a maximum of $428,000. This will be used to rehabilitate the existing structure, payoff $99,000 of current notes payable and finish setting up the total brewing capability.